Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PASSING AWAY OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) announces with sorrow that Ms. Tam Ip Fong Sin (“Ms. Tam”), an independent non-executive Director, the chairlady of the nomination committee and remuneration committee and a member of the audit committee, passed away on 10 January 2026.

Ms. Tam had served the Board as an independent non-executive Director since June 2014. The Board would like to express its sincere gratitude to Ms. Tam for her valuable and professional contributions to the Company during her tenure. The Board further expresses its deepest sorrow for the passing away of Ms. Tam and conveys its heartfelt condolences to her family.

CHANGES IN COMPOSITION OF BOARD COMMITTEES

The Board announces that, with effect from 14 January 2026, Mr. Liu Kwong Sang (“Mr. Liu”), an independent non-executive Director, has been appointed as the chairman of the Nomination Committee and Remuneration Committee.

NON-COMPLIANCE WITH THE LISTING RULES

Following the passing away of Ms. Tam, the Board comprises six Directors, of which three are executive Directors, one is non-executive Director and two are independent non-executive Directors. The Company currently does not comply with the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”):

(i)	The requirement under Rule 3.10(1) of the Listing Rules which stipulates that the board must include at least three independent non-executive directors;

(ii)	The requirement under Rule 3.21 of the Listing Rules which stipulates that the audit committee must comprise a minimum of three members;

(iii)	The requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board must have directors of different genders;

The Company will endeavor to identify suitable candidates to fill the vacancies of the independent non-executive Director and the relevant Board committees in order to comply with the requirements under the Listing Rules as soon as practicable and in any event within three months from the date of non-compliance as required under Rules 3.11, 3.23 and13.92(2) of the Listing Rules. Further announcements will be made by the Company as and when appropriate in accordance with the Listing Rules. The Company’s operation activities are being carried out normally and will not be adversely affected by it.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 14 January 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Wang Yuncai and Mr. Liu Kwong Sang.